

April 4, 2013

<u>Via E-mail</u>
Abraham N. Reichental
Chief Executive Officer
3D Systems Corporation
333 Three D Systems Circle
Rock Hill, South Carolina 29730

> **Re:** **3D Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **Form 8-K**
> **Filed on February 25, 2013**
> **File No. 001-34220**

Dear Mr. Reichental:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of 2012 Financial Results, page 30

1. In your response letter, please provide a table disclosing quarterly revenue from the date of acquisition for each acquisition you completed in fiscal 2012.

Liquidity and Capital Resources, page 42

2. Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3. We note from your disclosures that you recognize revenue on sales to resellers at the time of sale when the reseller has economic substance apart from company and you have completed your obligations related to the sale. Explain in greater detail how you recognize revenue generated through resellers and distributors. If revenue is recognized based on a sell-through model, tell us how you confirm that an end-user has purchased your product and the product has been delivered. Describe the type of evidence obtained from the reseller and the timeliness of this evidence. In addition, indicate whether there are any rights of return held by the reseller or the end-user. If so, tell us how your accounting complies with ASC 605-15-25-1 and 3.

4. Your disclosures indicate that you market and sell software tools that enable your customers to capture and customize content using your printers as well as reverse engineering and inspection software. Please clarify your disclosures that indicate the software is sold separately and is not part of a multiple-element arrangement. Please indicate whether customers also purchase post sale support (i.e., PCS). Describe the methodology and assumptions you use to establish VSOE of fair value for PSC in these arrangements. Further, tell us how you establish VSOE for software if customers also acquire PCS.

5. Please clarify your reference that hardware "deliverable is recognized ratably based on relative fair values of the components of the sale." In this regard, clarify whether hardware revenue is recognized ratably (i.e., over an attribution period) or upon delivery. In addition, describe your evaluation of ASC 985-605-15-14A as it applies to your hardware and software sales.

<u>Inventories, page F-11</u>

6. We note that reserves for slow-moving and obsolete inventories are provided based on historical experience and current product demand. Please tell us how your inventory valuation policy complies with the guidance in SAB Topic 5 (BB) and ASC 330-10-35-14. That is, such reserves should establish a new cost basis and, therefore, reserve balances as of the year-end should not be reflected in a separate account. In addition, if any of this inventory is resold in subsequent periods, please ensure that your results of operation MD&A disclosure adequately describes the impact on your gross profit.

<u>Note 3. Acquisitions, page F-16</u>

7. Please tell us what consideration you gave to disclosing the percentage of voting equity interests acquired and the primary reasons for the acquisition of Z Corporation and Vidar Systems Corporation. Describe what consideration you gave to disclosing the factors that make up the goodwill recognized. See ASC 805-30-50. In addition, explain what consideration you gave to providing enhanced disclosures for individually immaterial business combinations occurring during the reporting period that are material collectively. We refer you to ASC 805-10-50-3. Also, tell us what consideration you gave to separately disclosing each major class of assets acquired and liabilities assumed. We refer you to ASC 805-20-50-1(a).

<u>Note 6. Intangible Assets, page F-24</u>

8. We note that you amortize intangible assets on a straight-line basis over periods ranging from eighteen months to twenty years. Tell us what consideration you gave to disclosing the weighted-average amortization period, in total and by major intangible asset class. We refer you ASC 350-30-50.

<u>Note 18. Supplemental Cash Flow Information, page F-35</u>

9. We note from your disclosures that inventory is transferred to property and equipment at cost when you require additional machines for training, demonstration, short-term rentals and use in your on-demand parts services. We further note that those assets are returned to inventory at its net book value when you have identified a potential sale. Please tell us the specific guidance that supports recognizing revenue from the sale of inventory that had been transferred to property and equipment. Tell us and consider disclosing your policy for accounting for these transfers including the depreciation method applied and the estimated useful life assigned to the property and equipment. Describe the factors that you evaluate in determining whether to designate the inventory as property and equipment including your consideration of the time period that the inventory is not readily available for sale. Provide us with a quantitative and qualitative analysis that shows the impact of the sale of these transferred products on gross margins for each

annual period presented. Tell us what consideration you gave to disclosing the amount of this type of property and equipment within your table in footnote 5 of your financial statements.

Note 20. Income Taxes, page F-36

10. We note that you have not provided deferred taxes on unremitted earnings attributable to foreign subsidiaries because these earnings are intended to be permanently reinvested outside the United States. Please tell us what consideration you gave to disclosing the amount of unrecognized deferred tax liability, if practicable, or a statement that such determination is not practicable.   We refer you to ASC 740-30-50-2(c).

Note 21. Segment Information, page F-40

11. Please clarify your disclosures to explain the basis for attributing revenues from external customers to individual countries. We refer you to ASC 280-10-50-41.

Note 24. Subsequent Events, page F-45

12. We note the three-for-two spilt of your common stock in the nature of a 50% stock dividend. Please explain and provide us with an analysis of whether the stock dividend in form is a stock split in substance. We refer you to ASC 505-20-25 and ASC 505-20-50-1. In addition, please tell us your consideration of giving retroactive effect to the three-for-two split. We refer you to SAB Topic 4C.

Form 8-K filed on February 25, 2013

13. We note your presentation of non-GAAP measures for gross profit, net income and earnings per share. In future filings, please include a statement disclosing the reasons why management believes that the presentation of the non-GAAP financial measures provide useful information to investors. In addition, your Non-GAAP Operating Highlights table should also include a presentation, with equal or greater prominence, to the most directly comparable GAAP measure. Further, each non-GAAP measure should be clearly marked as non-GAAP to distinguish the measure from that of a GAAP measure.   Each non-GAAP should be reconciled to the most directly comparable GAAP measures. For example, your non-GAAP gross profit and operating expenses should be reconciled to GAAP gross profit and operating expenses. We refer you to Item 10(e)(1)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief